

April 27, 2011

Timothy A. Dawson
Chief Financial Officer
Cal-Maine Foods, Inc.
3320 Woodrow Wilson Avenue
Jackson, Mississippi 39209

      Re: **Cal-Maine Foods, Inc.**
              Form 10-K for Fiscal Year Ended May 29, 2010
              Filed August 2, 2010
              File No. 000-04892

Dear Mr. Dawson:

      We have completed our review of your Form 10-K and have no further comments at this time.

                               Sincerely,

                               Lyn Shenk
                               Branch Chief